UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Rallybio Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75120L100

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 75120L100

1.	NAMES OF REPORTING PERSONS New Leaf Ventures III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,147,757 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,147,757 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,147,757 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NLV-III (as defined in Item 2(a) below). NLVM-III (as defined in Item 2(a) below) is the general partner of NLVA-III (as defined in Item 2(a) below), which is the general partner of NLV-III. Each of NLVM-III and NLVA-III may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NLVM-III and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 32,129,970 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 10, 2021 (the “Form 10-Q”).

13G

CUSIP No. 75120L100

1.	NAMES OF REPORTING PERSONS New Leaf Venture Associates III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,147,757 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,147,757 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,147,757 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NLV-III. NLVM-III is the general partner of NLVA-III, which is the general partner of NLV-III. Each of NLVM-III and NLVA-III may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NLVM-III and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 32,129,970 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 75120L100

1.	NAMES OF REPORTING PERSONS New Leaf Venture Management III, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,147,757 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,147,757 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,147,757 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) 00

(1)

All such shares are held of record by NLV-III. NLVM-III is the general partner of NLVA-III, which is the general partner of NLV-III. Each of NLVM-III and NLVA-III may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NLVM-III and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 32,129,970 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 75120L100

1.	NAMES OF REPORTING PERSONS New Leaf Biopharma Opportunities II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 153,846 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 153,846 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,846 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NL BPO-II (as defined in Item 2(a) below). NL BPOM-II (as defined in Item 2(a) below) is the general partner of NL BPOA-II (as defined in Item 2(a) below), which is the general partner of NL BPO-II. Each of NL BPOM-II and NL BPOA-II may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NL BPOM-II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 32,129,970 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 75120L100

1.	NAMES OF REPORTING PERSONS New Leaf BPO Associates II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 153,846 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 153,846 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,846 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NL BPO-II. NL BPOM-II is the general partner of NL BPOA-II, which is the general partner of NL BPO-II. Each of NL BPOM-II and NL BPOA-II may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NL BPOM-II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 32,129,970 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 75120L100

1.	NAMES OF REPORTING PERSONS New Leaf BPO Management II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 153,846 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 153,846 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,846 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by NL BPO-II. NL BPOM-II is the general partner of NL BPOA-II, which is the general partner of NL BPO-II. Each of NL BPOM-II and NL BPOA-II may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NL BPOM-II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 32,129,970 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 75120L100

1.	NAMES OF REPORTING PERSONS Ronald Hunt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1040 shares of Common Stock underlying fully vested stock options owned directly by Hunt.
	6.	SHARED VOTING POWER 2,301,603 (1)
	7.	SOLE DISPOSITIVE POWER 1040 shares of Common Stock underlying fully vested stock options owned directly by Hunt.
	8.	SHARED DISPOSITIVE POWER 2,301,603 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,302,643 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 2,147,757 shares of the Issuer’s Common Stock held by NLV-III and (ii) 153,846 shares of the Issuer’s Common Stock held by NL BPO-II. NLVM-III is the general partner of NLVA-III, which is the general partner of NLV-III. Each of NLVM-III and NLVA-III may be deemed to have voting, investment and dispositive power with respect to the shares held by NLV-III. NL BPOM-II is the general partner of NL BPOA-II, which is the general partner of NL BPO-II. Each of NL BPOM-II and NL BPOA-II may be deemed to have voting, investment and dispositive power with respect to the shares held by NL BPO-II. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are managing members of each of NLVM-III and NL BPOM-II and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NLV-III and NL BPO-II.

(2)

Based on 32,131,010 shares of the Issuer’s Common Stock, calculated as follows (i) 32,129,970 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in the Form 10-Q plus (ii) 1040 shares of the Issuer’s Common Stock underlying fully vested stock options granted to Hunt in his capacity as a member of the Issuer’s board of directors.

13G

CUSIP No. 75120L100

1.	NAMES OF REPORTING PERSONS Vijay Lathi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,301,603 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,301,603 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,301,603 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 2,147,757 shares of the Issuer’s Common Stock held by NLV-III and (ii) 153,846 shares of the Issuer’s Common Stock held by NL BPO-II. NLVM-III is the general partner of NLVA-III, which is the general partner of NLV-III. Each of NLVM-III and NLVA-III may be deemed to have voting, investment and dispositive power with respect to the shares held by NLV-III. NL BPOM-II is the general partner of NL BPOA-II, which is the general partner of NL BPO-II. Each of NL BPOM-II and NL BPOA-II may be deemed to have voting, investment and dispositive power with respect to the shares held by NL BPO-II. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are managing members of each of NLVM-III and NL BPOM-II and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NLV-III and NL BPO-II.

(2)	Based on 32,129,970 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 75120L100

Item 1(a).	Name of Issuer:

Rallybio Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

234 Church Street, Suite 1020

New Haven, CT 06510

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by New Leaf Ventures III, L.P. (“NLV-III”), New Leaf Venture Associates III, L.P. (“NLVA-III”), New Leaf Venture Management III, L.L.C. (“NLVM-III”), New Leaf Biopharma Opportunities II, L.P. (“NL BPO-II”), New Leaf BPO Associates II, L.P. (“NL BPOA-II”) and New Leaf BPO Management II, L.L.C. (“NL BPOM-II” and together with NLV-III, NLVA-III, NLVM-III, NL BPO-II and NL BPOA-II, the “Reporting Entities”) and Ronald Hunt (“Hunt”), a member of the Issuer’s board of directors, and Vijay Lathi (“Lathi” and together with Hunt, the “Managing Members”). The Reporting Entities and the Managing Members collectively are referred to as the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person (other than Lathi) is c/o New Leaf Venture Partners, 420 Lexington Avenue, Suite 408, New York, NY 10170.

The address of the principal business office of Lathi is c/o New Leaf Venture Partners, 2730 Sand Hill Road, Suite 110, Menlo Park, CA 94025.

Item 2(c).	Citizenship:

Each of NLVM-III and NL BPOM-II is a limited liability company organized under the laws of the State of Delaware. Each of NLV-III, NLVA-III, NL BPO-II and NL BPOA-II is a limited partnership organized under the laws of the State of Delaware. Each of the Managing Members is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e). CUSIP Number:

75120L100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. NLV-III is the record owner of the 2,147,757 shares of the Issuer’s Common Stock (the “NLV-III Shares”). As the general partner of NLVA-III, which is the general partner of NLV-III, NLVM-III may be deemed to beneficially own the NLV-III Shares. NL BPO-II is the record holder of 153,846 shares of the Issuer’s Common Stock (the “NL BPO-II Shares”). As the general partner of NL BPOA-II, which is the general partner of NL BPO-II, NL BPOM-II may be deemed to beneficially own the NL BPO-II Shares. As the managing members of each of NLVM-III and NL BPOM-II, each of the Managing Members also may be deemed to beneficially own the NLV-III Shares and the NL BPO-II Shares.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of NLV-III, NLVA-III, NL BPO-II and NL BPOA-II and the limited liability company agreements of NLVM-III and NL BPOM-II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

13G

CUSIP No. 75120L100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

NEW LEAF VENTURES III, L.P.

By: New Leaf Venture Associates III, L.P.
Its: General Partner

By:	New Leaf Venture Management III, L.L.C.
Its:	General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	New Leaf Venture Management III, L.L.C.
Its:	General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES II, L.P.

By:	New Leaf BPO Associates II, L.P.
Its:	General Partner

By:	New Leaf BPO Management II, L.L.C.
Its:	General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

NEW LEAF BPO ASSOCIATES II, L.P.

By:	New Leaf BPO Management II, L.L.C.
Its:	General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

NEW LEAF BPO MANAGEMENT II, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

*
Ronald Hunt

*
Vijay Lathi

*By:	/s/ Craig L. Slutzkin
Name:	Craig L. Slutzkin
Attorney-in-Fact

[*This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]